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                              November 23, 2021

       Yuquan Wang
       Chief Executive Officer
       FutureTech II Acquisition Corp.
       128 Gail Drive
       New Rochelle, NY 10805

                                                        Re: FutureTech II
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
1, 2021
                                                            File No. 377-05641

       Dear Mr. Wang:

              We have conducted a limited review of your draft registration statement. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 1, 2021

       Cover Page

   1. We note that your current sole executive officer/director has significant ties to China. We further note your
disclosure on page 76 that suggests you may acquire a company that may be based in China
in an initial business combination. Please disclose this prominently on the prospectus cover
page. Your disclosure also should describe the legal and
                                                        operational risks
associated with acquiring a company that does business in China. Your disclosure should make
clear whether these risks could result in a material change in your or the target company
s post-combination operations and/or the value of your common stock or could
significantly limit or completely hinder your ability to offer or continue to offer securities to
investors and cause the value of such securities to significantly decline
 Yuquan Wang
FirstName
FutureTechLastNameYuquan     Wang
           II Acquisition Corp.
Comapany 23,
November  NameFutureTech
              2021          II Acquisition Corp.
November
Page 2    23, 2021 Page 2
FirstName LastName
         or be worthless. Your disclosure should address how recent statements and regulatory
         actions by China   s government, such as those related to the use of
variable interest entities
         and data security or anti-monopoly concerns, has or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please describe how cash is or will be transferred throughout the organization if you acquire a company based in China, as well as a statement as to whether any transfers, dividends, or distributions have been made to date. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 1

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the
company   s operations
         may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.
         Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. In your summary of risk factors, disclose the risks that acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
         Please also disclose whether you are required to obtain any approvals to offer securities to
 Yuquan Wang
FutureTech II Acquisition Corp.
November 23, 2021
Page 3
         foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 28

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
9.     Given the Chinese government   s significant oversight and discretion
over the conduct of
       the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
FirstName LastNameYuquan Wang
       based issuers, acknowledge the risk that any such action could significantly limit or
Comapany    NameFutureTech
       completely    hinder yourIIability
                                   Acquisition   Corp.
                                          to offer or continue to offer
securities to investors and
       cause
November    23,the value
                 2021    of such
                       Page 3 securities to significantly decline or be
worthless.
FirstName LastName
 Yuquan Wang
FirstName
FutureTechLastNameYuquan     Wang
           II Acquisition Corp.
Comapany 23,
November  NameFutureTech
              2021          II Acquisition Corp.
November
Page 4    23, 2021 Page 4
FirstName LastName
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.
11. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine to delist your securities.
         Further, please also discuss that the United States Senate passed the Accelerating Holding
         Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

      You may contact Benjamin Holt at 202-551-6614 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Andrew M. Tucker